UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AVG TECHNOLOGIES N.V.

(Name of Subject Company)

AVG TECHNOLOGIES N.V.

(Names of Persons Filing Statement)

Ordinary Shares, nominal value €0.01 per share

(Title of Class of Securities)

N07831105

(CUSIP Number of Class of Securities)

Harvey J. Anderson

AVG Technologies N.V.

Gatwickstraat 9-39

1043 GL Amsterdam

Netherlands

+31-20-5226210

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Peter M. Lamb

Richard Vernon Smith

Orrick, Herrington & Sutcliffe LLP

1000 Marsh Road

Menlo Park, California 94025

(650) 614-7400

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates to a Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on July 13, 2016 (the “Form 6-K”) in connection with the proposed acquisition of AVG Technologies N.V. (the “Company”) by Avast Holding B.V., a private company with limited liability (besloten vennootschap) organized under the laws of The Netherlands (“Parent”), and Avast Software B.V., a private company with limited liability (besloten vennootschap) organized under the laws of The Netherlands and a wholly owned direct subsidiary of Parent (“Buyer”), pursuant to the terms of the Purchase Agreement dated July 6, 2016 (the “Purchase Agreement”) entered into by and among the Company, Parent and Buyer. The Form 6-K and all of the exhibits thereto are incorporated herein by reference.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

SOME OF THE STATEMENTS CONTAINED HEREIN ARE FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING THE EXPECTED CONSUMMATION OF THE ACQUISITION OF THE COMPANY, WHICH INVOLVES A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING THE SATISFACTION OF CLOSING CONDITIONS FOR THE ACQUISITION, SUCH AS REGULATORY APPROVAL FOR THE TRANSACTION AND THE TENDER OF AT LEAST 95% OF THE OUTSTANDING ORDINARY SHARES OF THE COMPANY, THE POSSIBILITY THAT THE TRANSACTION WILL NOT BE COMPLETED AND OTHER RISKS AND UNCERTAINTIES DISCUSSED IN THE COMPANY’S PUBLIC FILINGS WITH THE SEC, INCLUDING THE “RISK FACTORS” SECTIONS OF THE COMPANY’S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2015, AS WELL AS THE TENDER OFFER DOCUMENTS TO BE FILED BY PARENT AND BUYER AND THE SOLICITATION/RECOMMENDATION STATEMENT TO BE FILED BY THE COMPANY. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS, AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE STATEMENTS. THESE STATEMENTS ARE GENERALLY IDENTIFIED BY WORDS OR PHRASES SUCH AS “BELIEVE”, “ANTICIPATE”, “EXPECT”, “INTEND”, “PLAN”, “WILL”, “MAY”, “SHOULD”, “ESTIMATE”, “PREDICT”, “POTENTIAL”, “CONTINUE” OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. IF UNDERLYING ASSUMPTIONS PROVE INACCURATE OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE, ACTUAL RESULTS AND THE TIMING OF EVENTS MAY DIFFER MATERIALLY FROM THE RESULTS AND/OR TIMING DISCUSSED IN THE FORWARD-LOOKING STATEMENTS, AND YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE STATEMENTS. PARENT, BUYER AND THE COMPANY DISCLAIM ANY INTENT OR OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF DEVELOPMENTS OCCURRING AFTER THE PERIOD COVERED BY THIS REPORT OR OTHERWISE.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THE TENDER OFFER FOR THE OUTSTANDING ORDINARY SHARES OF THE COMPANY CONTEMPLATED BY THE PURCHASE AGREEMENT, DATED AS OF JULY 6, 2016, AMONG PARENT, BUYER AND THE COMPANY HAS NOT COMMENCED. THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL COMPANY SHARES. THE SOLICITATION AND OFFER TO BUY COMPANY SHARES WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS. AT THE TIME THE OFFER IS COMMENCED, PARENT AND BUYER WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE SEC AND THEREAFTER, THE COMPANY WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WILL BE FILED BY PARENT, BUYER AND THE COMPANY WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY PARENT, BUYER AND THE COMPANY WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. INVESTORS AND SECURITY HOLDERS MAY ALSO OBTAIN FREE COPIES OF THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC BY THE COMPANY AT WWW.AVG.COM.